UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Helix BioMedix, Inc.

File No. 033-20897 - CF#35397

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Helix BioMedix, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on May 5, 2011 and Form 10-QSB filed on November 8, 2007.

Based on representations by Helix BioMedix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.11(b)	10-Q	5/5/2011	August 16, 2027
10.27	10-QSB	11/8/2007	August 16, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary